Exhibit 99.3

The following is an e-mail communication from Robert G. O’Malley to the Company’s customer partners sent on April 13, 2009.

Dear Partner –

On Friday, the InFocus Board of Directors came to a definitive merger agreement with Image Holdings Corporation (IHC), an Oregon Company controlled by John Hui, an accomplished entrepreneur. Under this agreement, shareholders will receive $0.95 per share for all outstanding InFocus stock, about $39 million in total. InFocus will become a privately owned company when the transaction closes and will remain headquartered in Oregon.

The board and the management team fully support this offer and are encouraging InFocus shareholders to unanimously accept and approve the tender. The offer represents a 36% premium over the closing price of $0.70 on April 9th, the last trading day prior to the agreement, and a 90% premium over the average closing price of $0.50 over the last 30 trading days.

I believe that this offer not only delivers a compelling value to our current shareholders, the partnership with Mr. Hui also creates clear and incremental value for InFocus customers, suppliers and employees.

There have been many rumors about the demise of InFocus. Just ask any one of our competitors. This announcement shows how little they know about the value of our company, the strengths of our products and the quality of our customer relationships.

Going private creates an environment for InFocus to accelerate the execution of our transformation initiatives; being private gives us the runway, breathing room and flexibility we need to deliver on our promise to you of providing best in class projection solutions.

John Hui, the controlling shareholder in IHC, has more than 20 years of experience in the technology industry. John has successfully owned a number of tech-related enterprises and continues to discover undervalued companies to support and rejuvenate. John was the founder and operator of KDS USA, a $400 million distributor of monitors and notebooks and also co-founded eMachines (www.emachines.com), a $1 billion computer company. John Hui has a history of lending his personal credit, channel relationships and supply chain knowledge to his family of companies.

John, a citizen of the United States living here for over 20 years, believes that his company’s interests are aligned with the long-term interests of InFocus and you, our customers. He has expressed full confidence in my team, he believes in the strong InFocus brand, he places great value on the relationships we have with each of you and he is convinced we, together, can return the company to a dominant position in the professional display industry.

Jim Reddy and I will be hosting a partner call to discuss this announcement on Tuesday, April 14th at 10 AM Pacific, 1 PM Eastern. The call can be accessed by dialing (888) 713-4214 and pin #67806418.

These are exciting times for InFocus and I appreciate your continued support through our transition period. InFocus is continuing to invest in the industry leading projectors coming out in the middle of the year and we need your commitment to help make this investment a success for both of us.

I am looking forward to the next leg of our journey together.

Sincerely,

Bob O’Malley

NOTICE TO INVESTORS: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of InFocus common stock described in the press release has not commenced. At the time the offer is commenced, a tender offer statement on Schedule TO will be filed with the Securities and Exchange Commission (SEC) and InFocus will file a solicitation / recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase and a related letter of transmittal) and the solicitation / recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to InFocus shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.